Exhibit 10.1
Summary of Non-Employee Director Compensation
     Non-employee director compensation currently consists of an annual cash retainer of $18,000 and an option grant for 6,000 shares. Audit committee members receive an additional $6,000 per year ($8,000 for the chairman) and compensation committee members an additional $2,500. Any director who fails to attend in a fiscal year at least 75% of the combined number of the meetings of the Board and committees on which such director served, and fails to attend in person at least 75% of the in person Board meetings, may forfeit some or all of the compensation, as the Board may in its discretion determine.
     Effective October 23, 2006, Mr. Gordon Bridge receives an additional $4,500/week for serving as lead director focused on oversight of the Company’s strategic growth initiatives. The compensation amount is based on an estimated time commitment of 10-20 hours per week. The arrangement will be re-evaluated by the Board in January 2007.